Mail-Stop 4561

      December 27, 2006


(Via facsimile and U.S. Mail)
Mr. Dennis R. Woods
President and Chief Executive Officer
United Security Bancshares
2126 Inyo Street
Fresno, California 93721

Re: United Security Bancshares
       Registration Statement on Form S-4
       Filed December 8, 2006
       File Number 333-139139

Dear Mr. Woods:

      We have reviewed your Form S-4 and have the following comments.
Please note that we have conducted a full review and our accounting staff has no comments at this time. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

					 *  *  *  *  *
Form S-4
General Comments on this Filing

1. Please advise the staff whether Legacy provided United with any material non-public information, including projections and other financial information, as part of the merger process.




Notice of Special Meeting of Shareholders

2. Please place the offering price in context by noting the closing price of Legacy`s shares of a date prior to the announcement.

3. Revise the last paragraph to briefly discuss what is needed in order to perfect shareholder rights, i.e., that holders who want to dissent must either vote against the merger or notify the company prior to the meeting and not vote.

Questions and Answers, page 1

4. Revise to add Q&A for the following topics: dissenters` rights and what value or range in values will shareholders receive in the merger, if approved.

Consideration to be paid to legacy ..., page 4

5. Revise the last paragraph of this section on page 5 to disclose as of the latest practicable date, the market share price for a United share.

Interests of Certain Persons in the merger, page 7

6. Revise the heading for this sub-section so that it more accurately reflects the information contained in the subsection. Consider a heading like "Financial interests in the Merger of Directors and Officers of Legacy" or similar phrases. Make similar changes to the sub-section in the Merger section.

7. Revise to identify the director who will become a director of United.

Dissenters` Rights, page 8

8. Revise this subsection to use bullets or otherwise present in chronological order the steps that need to be taken (or not taken) to perfect dissenters` rights. In this regard, where written notice is required, indicate the address and to whose attention the matter should be directed. Retain the cross-reference to the Appendix.

Risk Factors, page 9

9. Revise the preamble to state that the following discussion contains all known material risks.

You will not know in advance .... , page 10

10. Revise to disclose, if true, that there is no ceiling or floor on the value to be received.


The Merger
Background and reasons for the Merger; Recommendation ..., page 22

11. Revise the third full paragraph on page 23 to explain why only six institutions were contacted, why two of the three expressing interest were rejected, i.e., what about their financial condition did the Board find unfavorable and, why the Board thought shareholder interests were being served by only requiring one bid for the Bank.

12. Please clarify whether the two rejected financial institutions made preliminary offers. If there were preliminary offers from the rejected financial institutions, advise the staff whether those offers were greater that the offer that Legacy Board ultimately accepted.

13. Revise this section to provide additional details regarding the negotiation of all material terms, including the price, of the merger agreement.

Calculation of Consideration..., page 26

14. Noting the statement that the average closing price shall not be more than $25.00 why does the illustration give examples of closing prices above $25.00? Please delete those above or advise the staff as to why they are presented.

Material United States Federal Income Tax Consequences, page 29

15. Revise this section to clarify that this tax discussion is supported by an opinion of counsel, or an IRS Revenue Ruling and identify the counsel. Please refer to Item 601(b)(8) of Regulation
S-K

Interests of Certain Persons in the Merger, page 33

16. Revise to indicate who will be a Board member of United or how that person will be selected.

Opinion of Financial Advisor, page 35

17. Provide the staff with all materials provide by Howe Barnes with regard to the fairness opinion or any valuation of Legacy or the merger consideration.

Representations and Warranties, page 44

18. Revise to delete the phrase, "among other things" in the preamble and the words, "types of" in the penultimate sentence.




Conduct of Business Before the Merger, page 44

19. Noting the statement, "... and subject to certain exceptions" in the first full paragraph on page 45, revise to disclose the exceptions.

20. Revise the first paragraph on page 46 to indicate the
foregoing
is a summary of "the material negative and ...."

Discussions with Third Parties, page 46

21. Revise the bold paragraph to indicate it is a summary of the "material" provisions.

Conditions to the Parties` Obligations, page 46

22. Revise the bold paragraph on page 48 to indicate it is a summary of the "material" provisions.

Termination, page 48

23. Revise the bold paragraph to indicate it is a summary of the "material" provisions.

Validity of United Security`s Common Stock, page 82
24. Please file the opinion of counsel regarding the legality and validity of United`s Shares as soon as possible to permit timely review of the documents.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions to Michael R. Clampitt at 202-551-3434, or to me at 202-551-3419.

      						Sincerely,


							Chris Windsor
							Special Counsel
							Financial Services Group





	(by facsimile)
             Lori Dean Richardson, Esq.
	 Gary Stevens Findley & Associates
	 1470 N. Hundley Street
	 Anaheim, California 92806
	 Fax number 714-630-7910
Mr. Dennis R. Woods
United Security Bancshares
Page 5